EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES COMPUTATION
(in thousands except ratio of earnings to fixed charges)

THREE MONTHS ENDED
MARCH 31, 2005
NET INCOME (LOSS):
Income from continuing operations before income taxes and minority interest	$43,879
Portion of rents representative of interest expense	1,693
Interest on indebtedness, including amortization of deferred loan costs	24,997
Amortization of capitalized interest	932
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,347)

Net income as adjusted	$70,154

FIXED CHARGES:
Portion of rents representative of the interest factor	$1,693
Interest on indebtedness, including amortization of deferred loan costs	24,997
Capitalized interest	296

Total fixed charges	$26,986

RATIO OF EARNINGS TO FIXED CHARGES	2.60x